Iain J Mackay
Group Financial Director

23 January 2012

Suzanne Hayes
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington DC 20549

Re:	HSBC Holdings plc Form 20-F for Fiscal Year Ended December 31, 2010 Filed March 8, 2011 Form 6-K Filed August 5, 2011 File No. 001-14930

Dear Ms Hayes,

Thank you for your letter dated 9 January 2012. We have repeated below the comments in your letter, followed by our responses.

Unless the context requires otherwise, ‘HSBC Holdings’ means HSBC Holdings plc and ‘HSBC’, the ‘Group’, ‘we’, ‘us’ and ‘our’ refers to HSBC Holdings together with its subsidiaries. References to page numbers relate to the 2010 Annual Report on Form 20-F unless otherwise indicated.

Form 20-F for Fiscal Year Ended December 31, 2010

Regulation and supervision, page 85(b)

U.S. regulation and supervision, page 85(c)

1.	We note your response to prior comment three in our letter dated September 13, 2011. Please confirm that you will provide this disclosure in future filings and update it as necessary.

In future filings, we will provide disclosure regarding the impact of the Volcker Rule on our operations to the extent possible and will update it as necessary.  Our proposed disclosure to page 85(e), updated for 2011, will look similar to the following:

“Implementation of Dodd-Frank and related final regulations could result in additional costs or limit or restrict the way we conduct our business.  Uncertainty remains about the details, impact and timing of these reforms and the ultimate effect they will have on HSBC.  While HSBC does not have segregated proprietary trading desks, the Volcker Rule could impact HSBC’s businesses in North America and elsewhere in the world.  On 11 October 2011, a proposed rule was published which remains open for comment.  A number of foreign governments and other bodies have made public submissions to the US authorities on, inter alia, the overall scope and extra-territorial effects of the proposed rules. The ultimate impact of these restrictions will depend on the final rules.”

HSBC Holdings plc
Level 42, 8 Canada Square, London E14 5HQ
Tel: 020-7991 8888 Fax: 020-7992 4872
Web: www.hsbc.com

Registred in England number 617987. Registered Office: 8 Canada Square, London E14 5HQ.
Incorporated in England with limited liability

Challenges and uncertainties, page 88

We face a number of challenges in regulation and supervision, page 90

2.
Regarding your response to prior comment five in our letter dated September 13, 2011, please ensure that your disclosure in future filings provides enough details for investors to fully understand how the risks presented affect you. See Item 3.D to Form 20-F. As a non-exclusive example, we note that you reference the Independent Commission on Banking’s “Ring Fencing” proposals; however, you have not described what the proposals are or how they could result in a decrease in profitability. Additionally, to the extent that you have estimated the costs of complying with new or potential regulatory rules or recommendations, such as those presented by the Independent Commission on Banking’s final report, please provide related quantitative disclosure. Please revise your proposed disclosure accordingly.

We will update our disclosures under the section titled ‘Risk factors’ to provide more detail for investors to fully understand how the risks presented affect HSBC. Consistent with our response to question one, where new or potential regulatory rules or recommendations have not been finalised and where there is still a high degree of uncertainty surrounding the proposals, it would be misleading to investors to provide a quantification of a possible effect which may prove to be highly unreliable. In the specific case of the Independent Commission on Banking’s (ICB’s) final report, the response from the UK Government indicates that it may modify the recommendations in the report; the UK Government are proposing to undertake extensive consultation in two stages during 2012.  In order to enable the UK Government to consider its response, we undertook a high level review of the potential impact the ICB report could have if implemented in full.  A discussion of certain potential effects has been documented in the context of the public consultation process, for example, we have indicated to the UK Government that the ICB’s recommendation on primary loss-absorbing capacity could have a US$2.5bn annual impact on the profit before tax of HSBC if implemented without modification.  Many of the areas which could affect HSBC are precisely those areas where changes to the proposals appear likely or where consultation is being undertaken by the UK Government.  As a result, we do not believe it is appropriate to make quantitative disclosures until the proposals are clearer.  We will continue to provide factual disclosure regarding the proposals and describe the risks to HSBC as well as the expected timeline for the resolution of the current uncertainties.

We are currently drafting our ‘Risk factors’ disclosures in conjunction with our 2011 year end reporting. We will provide our proposed disclosures for ‘Risk factors’ to you under separate cover and via EDGAR within ten working days of this letter.

Credit Risk, page 93

Personal lending, page 106

3.
We note your response to prior comment six in our letter dated September 13, 2011 and reissue that comment. While we note your belief that “it is impractical to provide comprehensive detail of…[y]our lending criteria…,” we are unable to concur that the disclosure on pages 107 to 112 of your Form 20-F describes “significant changes in [your] lending practices.” For example, it is unclear from your disclosure in this section whether you have tightened underwriting criteria by “reducing maximum loan-to-value ratios or reducing debt-to-income ratios,” which you reference as examples in your response. Your revised disclosure should clarify whether (and if so, the extent to which) you have implemented hard limits in evaluating creditworthiness, instituted new procedures, or targeted new customers in seeking to reduce your exposure to credit risk.

In future filings, we will enhance disclosures to provide details of significant changes implemented to reduce our exposure to credit risk across some of the 60 markets in which we offer personal banking products.  Such changes have been implemented progressively across different parts of the Group both to constrain the level of credit risk and adhere to geographically diverse regulatory and legal requirements, some of which have been amended or introduced over recent years in response to the financial crisis.

The prescription and use of single measures or hard limits across the Group is impracticable because of the significant differences in the availability and strength of the independent customer information and house price data that underlie personal lending underwriting processes, and the diverse economic and regulatory conditions that exist across HSBC’s 60 markets. Our Group retail credit risk function sets a framework under which regional and local credit risk functions manage the specific local underwriting criteria.  For example, while Group policy sets a range of acceptable residential property loan-to-value ratios, with the acceptable maximum limit for new loans not permitted to exceed between 75% and 95%, local limits will vary according to local market conditions.  The specific loan-to-value thresholds and debt-to-income ratios will be managed and regularly updated at a regional and country level to reflect changing local economic and market conditions, regulation, portfolio performance, pricing and product features.

The improvement in credit quality in our personal lending portfolios referred to on page 106 was due to a number of factors.  HSBC accepts that more detail could be provided to highlight significant changes in underwriting criteria alongside a broader explanation of factors affecting credit quality. When discussing changes in credit quality, it is not always possible to differentiate between the impacts of changes in underwriting criteria, which typically occur over time, and the effects of changes in economic conditions generally and the levels of unemployment, house prices and interest rates in particular. Changes in underwriting criteria may be the result of risk appetite or policy changes as has been the case in the US through the progressive and ultimate closure of certain distribution channels, products and businesses since 2007.  Such changes will significantly impact overall credit quality.

In recent years, we have improved the quality of our retail credit risk exposure by reducing our consumer finance portfolios and curtailing both the use of third party introducers and the sale of second lien residential real estate loans across the Group. Underwriting has been enhanced across all UK businesses as we improved the use of bureau information and centralised the approval process.   In Hong Kong and several other businesses in Asia, we have adopted more conservative loan-to-value thresholds and debt-to-income ratios, partially in response to regulatory changes, with a view to ensuring that portfolio quality is maintained going forward.  In addition, we have increased our focus on offering lending products to our existing customer base, particularly within the higher quality Premier and Advance segments.

We propose to enhance the disclosures in 2011 to include more details of significant changes in underwriting in ‘Personal lending, Areas of special interest’.  For illustrative purposes, page references are given for the 2010 Form 20-F.  The proposed disclosure is as follows:

“In 2011, the credit quality in our personal lending portfolios improved across all regions.

Group credit policy prescribes the range of acceptable residential property loan-to-value thresholds with the acceptable maximum upper limit for new loans set between 75% and 95%.  Specific loan-to-value thresholds and debt-to-income ratios are managed at a regional and country level and, while such parameters must adhere with Group policy, strategy and risk appetite, they will continue to differ across the locations in which HSBC operates in order to reflect different economic and housing market conditions, regulations, portfolio performance, pricing and other product features.

Over recent years, the Group has reviewed and reduced the sale of consumer finance and higher risk personal lending products in favour of lower risk facilities and loans secured by owner-occupied residential properties.  Most notably, we have curtailed the use of third party sales agents for lending products and the sale of second lien mortgages have been significantly restricted resulting in the balance reductions set out on page 107.  Individual businesses continue to monitor, review and amend their debt-to-income ratios, loan-to-value thresholds and other lending criteria to reflect risk appetite, portfolio performance and regulatory requirements in different countries.

In the US, the origination of consumer loans is extremely limited as we have progressively closed the consumer finance distribution networks since 2007 and are managing reductions in customer balances across HSBC Finance portfolios as detailed on pages 106 to 112.  Alongside the run-off of these consumer and mortgage lending portfolios, balances in our other US portfolios were reduced as we constrained new originations and placed restrictions on limit increases, partially in response to regulatory changes.

In the UK, we have constrained our risk appetite. Underwriting has been enhanced across all UK businesses, most notably through the use of improved bureau information and the centralisation of the approval process. A range of account management tools have been deployed with the aim of identifying and supporting customers who appear to be encountering financial hardship.

Within Hong Kong, we adopted more conservative loan-to-value thresholds and debt-to-income ratios partially in response to regulatory changes, and have increased our focus on offering lending products to our existing customer base and particularly within the higher quality Premier and Advance segments.”

U.S. mortgage lending, page 108

4.	We note your response to prior comment seven in our letter dated September 13, 2011. Please address the following:

•
In your response, you state that for second lien loans where you also service the first lien loan, there are occasions where the first lien loan will have more severe delinquency data than the second lien loan. Please tell us the percentage of the total population of these types of second lien loans that have similar trends. If the percentage is significant, in light of your use of a roll rate methodology to determine loan losses for these types of loans, please revise your future filings to clearly disclose that fact.

In our response dated 21 October 2011, we noted that at 30 June 2011, we held US$8.5bn of second lien mortgages in the US, of which US$0.5bn was to borrowers with first lien mortgages held or serviced by us and, as such, we were able to track delinquency status of such related first lien mortgage loans. Approximately 90% of the second lien mortgages within the total of US$0.5bn loans outstanding, where the first lien mortgage loan was 90 days or more delinquent, were themselves 90 days or more delinquent. As requested, in future filings, we will provide a similar disclosure to the following:

“Approximately 90% of our US second lien mortgages, where the first lien mortgage is held or serviced by us and has a delinquency status of 90 days or more delinquent, are themselves 90 days or more delinquent.”

•
Considering the trend noted above related to delinquency data for second lien loans for which you hold or service the first lien, for second lien loans for which you do not hold or service the first lien loans, please tell us how you concluded that the delinquency data used in your roll rate methodology materially captured the risk of loss for these loans in a timely manner. As part of your response, please tell us whether you considered using the data obtained regarding the delinquency status of the first liens when you hold or service the first liens as a proxy for the delinquency status of the first liens where you do not own or service them.

Given that the trend described in the previous paragraph shows substantially consistent data, we do not believe it is necessary to adjust our existing roll rate model in order to capture the risk of loss for these loans in a timely manner. As mentioned in our response dated 21 October 2011, we believe the delinquency data used in our roll rate methodology materially captures the risk of loss for second lien loans in a timely manner.  A key factor in this determination is whether the underlying roll rates and loss rates in the model are deteriorating, stable, or improving. To the extent these factors are stable, the propensity to default and loss severity associated with default as measured by the model should be an accurate predictor of incurred losses. Over the past two years, the roll rates and loss rates for second lien mortgage loans have generally been improving although the rate of improvement in these factors has slowed in 2011 resulting in an overall stable to slightly improving trend, as opposed to the recent trend in first lien roll rates where we have noticed some deterioration. In addition, it is important to note that a substantial majority of this second lien portfolio has been in run-off since early 2009 and, therefore, most vintages are past their peak losses in the vintage loss curves.

In establishing our impairment allowances for second lien loans, we considered whether we should use the data obtained regarding delinquency status on loans where we hold or service both the first lien and second lien mortgage loans as a proxy for the delinquency status of the first lien mortgage loans we do not own or service.  We determined that we did not have enough evidence to support making this correlation.  Instead, in evaluating the overall reasonableness and adequacy of our impairment allowance for second lien loans determined by our methodology, we considered recent trends in charge-off and delinquency as well as key coverage ratios such as allowances to non-performing loans and allowances to two-months-and-over contractual delinquency as a means of confirming that our methodology adequately captured incurred losses for this portfolio in all material respects and resulted in appropriate impairment allowance levels.

•	Please revise to disclose that once you determine that a second lien mortgage is likely to default, the loss severity assumed is close to 100 per cent.

As requested, we will include disclosure similar to the following in future filings.

“Once we assume a second lien mortgage loan is likely to progress to write-off, the loss severity assumed in establishing our impairment allowance is close to 100%.”

Note 2 – Summary of significant accounting policies, page 253

(g) Impairment of Loans and Advances, page 255

Assets Acquired in Exchange for Loans, page 258

5.	We note your response and proposed disclosure revisions provided in response to prior comment 13 in our letter dated September 13, 2011. Please address the following:

•
Your proposed disclosure appears to indicate that you only make adjustments to broker prices to lower the estimated selling prices. Please clarify your disclosure to state whether you make any adjustments that increase the fair value of these properties.

We will revise the proposed disclosure provided in our response dated 21 October 2011 as indicated below:

“Prior to foreclosure, carrying amounts of the loans in excess of fair value less costs to sell are written down to the discounted cash flows expected to be recovered, including from the sale of the property. Broker price opinions are obtained and updated every 180 days and real estate price trends are reviewed quarterly to reflect any improvement or additional deterioration. Our methodology is regularly validated by comparing the discounted cash flows expected to be recovered based on current market conditions (including estimated cash flows from the sale of the property) to the updated broker price opinion, adjusted for the estimated historical difference between interior and exterior appraisals. The fair values of foreclosed properties are initially determined based on broker price opinions. Within 90 days of foreclosure, a more detailed property valuation is performed reflecting information obtained from a physical interior inspection of the property and additional write-downs are recorded as appropriate. Updates to the valuation are performed no less than once every 45 days and are repeated until the property is sold, with declines recorded through an impairment allowance on the property. Increases to the valuation are recorded to the extent of cumulative losses previously recognised through the impairment allowance on the property.”

•	Please revise to include a description of the types of adjustments you make to the broker price opinion and the circumstances under which you would make these adjustments.

The reference to “less adjustments to lower the expected selling price” in the last sentence of our proposed disclosure was intended to capture adjustments we make to the broker price opinion to capture any historical price differences that result from the value obtained from a physical inspection of the property once access is obtained versus the exterior appraisal. We will revise the last sentence of our proposed disclosure to read as follows:

“Our methodology is regularly validated by comparing the discounted cash flows expected to be recovered based on current market conditions (including estimated cash flows from the sale of the property) to the updated broker price opinion, adjusted for the estimated historical difference between interior and exterior appraisals.”

Note 16 – Fair value of financial instruments carried at fair value, page 308

Credit risk adjustment methodology, page 312

6.
Please refer to our prior comment 14 in our letter dated September 13, 2011. We note your response; however, it remains unclear why you do not adjust derivative liabilities for your own credit risk. Your response appears to indicate that because you do not include your own credit risk into the pricing of derivative transactions, a market participant would not consider it either. Please provide additional support as to how you concluded that a zero measure of your own creditworthiness is appropriate from both a market participant and an arm’s length transaction viewpoint. Please also tell us whether you validate your pricing methodologies and if so, describe this process.

Own Credit Adjustment (“Debit Valuation Adjustment”, or “DVA”)

The following evidence supports our view that a zero measure of our own creditworthiness is appropriate:

•
It is the experience of our Front Office, supported by our independent Product Control function, that DVA is not a significant component of market pricing.  This is consistent with the strong credit standing of HSBC.

•
Analysis of ‘hit ratios’, i.e. the ratio of trades won in competitive bidding processes, reveals typical ratios in the range of 10%-15% for vanilla interest rate derivative products.  Interest rate derivative products are, on average, longer-dated than derivatives in other asset classes, and would be expected to show the most material impacts from DVA.  The hit ratios suggest that pricing is indeed in line with market (very high or very low hit ratios are indicative of pricing that is not in line with market, being either overly generous or aggressive).

•
Derivative transactions are subject to off-market rate checking.  Within the tolerances adopted within this control, no exception highlighted by this process has ever been attributed to the DVA policy adopted.

•
Our trading business is client driven and generally hedged with professional market counterparties.  The mark-to-market value of derivative assets largely matches that of derivative liabilities, both in total and across derivative asset classes.  For example, at 30 June 2011, derivative assets totalled US$260,672m, and derivative liabilities totalled US$(257,025)m.  This includes transactions for which DVA, if material to pricing, would be expected to be evident, such as uncollateralized, bespoke and written option transactions.  As DVA has, in general, a larger impact upon derivative liabilities than derivative assets, one might expect a skew towards derivative assets if DVA were a material component of transaction pricing.

In addition, IAS 39 paragraph 9 defines fair value as the “amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.”  As market participants would consider credit risk in pricing financial instruments, it is necessary for us to consider both counterparty credit risk and own credit risk to reflect non-performance risk under IAS 39.  However, unlike ASC 820, IAS 39 defines fair value for liabilities in terms of settlement of the liability rather than transfer.  In our experience, based on pricing actually taking place in the market, our counterparties do not assume a significant HSBC credit risk adjustment in determining the price to settle a derivative.

We note that IFRS 13, which will be applied prospectively from 1 January 2013, is more consistent with ASC 820 in that it defines the fair value of a liability as the price that would be paid to transfer a liability and includes additional guidance on the application to liabilities, including that an entity shall measure the fair value of a liability from the perspective of a market participant that holds the identical item as an asset at the measurement date. This may be interpreted as requiring a symmetrical treatment of assets and liabilities with regard to the CVA methodology. HSBC is preparing to implement the standard from 1 January 2013 and is also monitoring market developments in derivative valuation more broadly.  If we had applied this IFRS 13 interpretation to the positions and the circumstances of 31 December 2010, and therefore applied a non-zero credit risk in our valuation of derivative liabilities on a basis symmetrical to that used to calculate the credit adjustment for derivative assets, it is estimated that the adjustment to fair values would have been a reduction in liabilities of approximately US$150million.

The IASB Expert Advisory Panel stated in its 2008 report ‘Measuring and disclosing the fair value of financial instruments in markets that are no longer active’, “There is some inconsistency in practice about whether entities make adjustments for own credit when valuing derivative liabilities. A fair value includes the effect of own credit risk. An entity that does not include own credit when valuing derivatives presumably does so because of credit enhancements (eg posted collateral) or it has concluded that the effect is not material.”  This is consistent with the findings of Ernst & Young survey of practice in 2010 that indicated that, of 16 financial institutions reporting under IFRS, 10 did not apply a DVA to derivative liabilities.

Pricing Methodology Validation

With respect to the validation of the pricing methodologies used by HSBC, we note that HSBC adopts a comprehensive suite of valuation controls.  This control framework is described on pages 308-309 of the 2010 Form 20-F.  More specifically in respect of derivatives traded within Global Markets, the framework places responsibility upon Front Office, who are active in the market, to determine fair value in the first instance.  These fair values are then validated by the Product Control function, which is independent of Front Office, and will be adjusted if considered inappropriate.  Pricing models are validated by the Quantitative Risk & Valuation Group, which is part of Product Control.  Model inputs and/or model outputs are validated against multiple market data sources wherever possible.  Pricing hierarchies are established based on the quality of the sources available, and applied consistently over time.  The establishment of the hierarchy will include consideration of factors such as the nature of the quote received (eg. is it executable or indicative only), the standing of the pricing provider within the market and their proximity to actual transactions occurring within it.  The impact of any deviation from hierarchy is now explicitly measured, and changes to hierarchy are subject to approvals.  In addition, the OTC derivative collateral process is carefully monitored on a daily basis for evidence of significant valuation discrepancies.  In less liquid markets, other data sources may include consensus pricing services, analysis of transaction history, and proxy pricing techniques.  Consensus pricing services provide statistics (eg. average, standard deviation) in respect of specific instrument prices contributed by market participants on a “give-you-get” basis.  Product Control does not generally utilise vendor pricing services in which Product Control would be required to place reliance upon the modelling assumptions of a third party.  Valuation control is subject to a rigorous governance process, which includes senior representation from Front Office, Market Risk, Credit Risk and Finance.

Form 6-K Filed November 9, 2011

Interim Management Statement

7.
We note from management’s remarks during your November 9, 2011 earnings call that you have evaluated the impact that a downgrade of your internal credit ratings would have on your business. In future filings, please provide risk factor disclosure that explains any adverse impact that recent downgrades of your credit ratings have had on your ability to access the capital markets, on your funding costs, and collateral calls regarding derivative instruments. Please also disclose which credit ratings agencies have downgraded you or placed you under negative watch.

From the transcript of our 9 November earnings call, Stuart Gulliver, Group Chief Executive, is quoted as saying "Well, what we've done in Asia, basically for the last three/four months, is to start to write business on the assumption that we will see a normalisation of loan impairment charges, because they've been abnormally low, and therefore we also have assumed … internal credit risk ratings will deteriorate." The reference in Mr. Gulliver’s statement was to an assumption we have made when pricing new business in Asia whereby we reduce the customer credit rating in our internal ratings systems assessment in order to conservatively assess new business for normalised market conditions.

As a separate matter, unconnected with the above quote, on 29 November 2011, Standard & Poor's (S&P) lowered HSBC Holdings long-term credit rating by one notch to A+ from AA-.  This rating action occurred after S&P applied its new rating methodology to banks globally, triggering lower credit ratings for 15 of the 37 global banking groups rated by S&P.  It is not possible to accurately discern the impact of this small rating change on HSBC's access to capital markets. HSBC was downgraded one notch by S&P with both other ratings remaining unchanged. HSBC experienced no change in either market demand or price arising from the change in the S&P rating.  During 2011, there were no other rating actions on HSBC Holdings long-term credit rating which remains at Aa2/Negative (Moody's), AA/Stable (Fitch), and A+/Stable (S&P).

As discussed in our response to question two, we are currently drafting our ‘Risk factors’ disclosures in conjunction with our 2011 year end reporting which we will provide to you within ten working days of this letter. In our proposed disclosures for ‘Risk factors’, we will include a risk factor that will cover the risks associated with a downgrade of our credit ratings.

8.
We note your measure “Core tier 1 ratio” and the related footnote identifying this measure as the ratio assumed under the Basel III guidelines excluding the G-SIBS. Please clarify whether your actual ratio is calculated under these guidelines as well. If so, please tell us how you concluded that a non-GAAP reconciliation pursuant to Regulation G was not required. Alternatively, please label the measure as non-GAAP in future filings, and show the related calculation of the measure, along with a description of any assumptions that went into the calculations given the rules under Basel III have not been finalized.

Our actual “Core tier 1 ratio” is measured under our current regulatory requirement, the Basel II framework.  In setting the ‘Target/benchmark’ ratio we have considered the impact of the Basel III rules, based on our interpretation, on the Basel II ratio.  The new minimum capital requirements under Basel III will be phased in from 1 January 2013, with full implementation required by 1 January 2019, and we therefore believe our long-term targets should factor in the Basel III requirements. There is still substantial uncertainty about the timing of the countercyclical buffer and the G-SIBS implementation, and as a consequence of this uncertainty, we have excluded these from our target calculation.  We will update our disclosure in future filings to make this clear.

In connection with the responses provided above, HSBC Holdings plc hereby acknowledges that:

•	HSBC Holdings plc is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings referred to above; and

•	HSBC Holdings plc may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely

/s/ Iain J Mackay